UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

 SPECIALIZED DISCLOSURE REPORT
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USG Corporation
(Exact name of registrant as specified in its charter)
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Delaware	1-8864	36-3329400
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

550 W. Adams Street, Chicago, Illinois	60661-3676
(Address of principal executive offices)	(Zip Code)

Michelle M. Warner
Senior Vice President, General Counsel and Corporate Secretary
(312) 436-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
 ________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

USG Corporation (the “Company”), through its subsidiaries, is a leading manufacturer and distributor of building materials. The Company produces a wide range of products for use in new residential, new nonresidential, and residential and nonresidential repair and remodel construction as well as products used in certain industrial processes.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2015 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold.

The Company evaluated its products to determine which may contain conflict minerals. Based on this review, the Company determined that conflict minerals are necessary to the functionality or production of a small number of its products that are contract manufactured. The Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals contained in those products originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”) or from recycled or scrap sources. In conducting the RCOI, the contract manufacturers of such products certified to the Company that the conflict minerals used in the products did not originate in any Covered Country. Based on its review of information supplied by each manufacturer, the Company has in good faith concluded that it has no reason to believe that any conflict minerals contained in those products for the period covered by this report originated in any of the Covered Countries.

This Conflict Minerals Disclosure is available through the “Investor Relations” and “Financial Reports” links on our Web site at www.usg.com. The information on the Company's website is not, and will not be deemed to be, a part of this report or incorporated into any of the Company's other filings with the Securities and Exchange Commission except where the Company expressly incorporates such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

USG CORPORATION

	/s/ Michelle M. Warner	May 6, 2016
By:	Michelle M. Warner
Senior Vice President, General Counsel and Corporate Secretary